EXHIBIT 99.1

GOLD STANDARD ANNOUNCES FILING OF NI 43-101 TECHNICAL REPORT ON THE OXIDE GOLD RESOURCE AT THE DARK STAR DEPOSIT

August 11, 2017 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX VENTURE:GSV)(NYSE MKT:GSV)(NYSE American:GSV (“Gold Standard” or the “Company”) reports that it has today filed an updated technical report prepared in accordance with National Instrument 43-101 (“NI 43-101”) on the Dark Star gold deposit (the “Report“). The Report supports the disclosure made by the Company in its news release on June 29, 2017 entitled “Gold Standard reports increased oxide gold resource and approval of an exploration EA at the Dark Star Deposit, Carlin Trend, Nevada” and there are no material differences in the mineral resources contained in the Report from those disclosed in the news release.

The Report dated August 11, 2017 is entitled “Technical Report and Mineral Resource Update, Dark Star Project, Elko County, Nevada, USA” and was prepared by independent “Qualified Persons” (as that term is defined in NI 43-101) under the direction of Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Steven J. Nicholls, BA.Sc., MAIG of APEX Geoscience Ltd. of Edmonton, Canada.

The Report is available for review on both SEDAR (www.sedar.com) and the Company’s website (www.goldstandardv.com).

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The Company has successfully consolidated the southern end of the Carlin Trend by patiently assembling a 208-sq. km. (80 sq. mi.) land position containing four gold deposits, two of them discovered by Gold Standard. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Dark Star deposit, 2.1 km to the east of Pinion, now has a resource estimate prepared in accordance with NI43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 grams per tonne (g/t) gold (Au), totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.20 g/t Au. The Pinion deposit has a resource estimate prepared in accordance with NI43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016). The 2014 through 2017 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Such forward-looking statements include references to potential near-term development option and the reference to growth potential. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs, potential near-term development option and growth potential of our gold deposits are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com